02 MAR -7 AM 8:41

Morgan

The Morgan Crucible Company plc

4th March 2002

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

02015698

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

Enclosure

RNS | The company news service from the London Stock Exchange

RNS Full Text Announcement

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Other Announcements from this Co...

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Appointment of Director
Released	07:00 4 Mar 2002
RNS Number	3131S

Appointment of Finance Director

The Morgan Crucible Company plc is pleased to announce the appointment of Mr Nigel Young as Finance Director with effect from 8 April 2002.

Nigel who is a Fellow of the Institute of Chartered Accountants has had previous experience as Finance Director with a variety of industrial public limited companies including United Scientific Holdings PLC, First Technology Group PLC and for the last 4½ years Group Finance Director of Babcock International Group PLC.

4 March 2002

Enquiries:

Ian Norris, Group Chief Executive	01753 837000
Locksley Ryan/Harry Chathli, Brunswick	020 7404 5959

END

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